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                                                                    Exhibit 99.1


F O R    I M M E D I A T E    R E L E A S E
                                                  July 15, 1997
                                                  For more information contact:
                                                  Erin Ibele - (419) 247-2800
                                                  Ed Lange - (419) 247-2800


            HEALTH CARE REIT, INC. ANNOUNCES YEAR TO DATE INVESTMENTS
                                OF $131 MILLION


Toledo, Ohio, July 15, 1997..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that investment activity for the second quarter of 1997 totaled $41,756,000. For the six months ended June 30, 1997, the company funded investments of $131,134,000.

The year-to-date investment activity contributed to a 22% increase in Net Real Estate Investments which totaled $627,082,000 at June 30, 1997, as compared to $512,894,000 at December 31, 1996.

Second quarter investment activity, inclusive of recurring construction funding of $25,297,000, included $17,282,000 of operating leases and $24,474,000 of mortgage loans. These investments were comprised of $28,621,000 for 33 assisted living facilities, $7,442,000 for two retirement centers and $5,693,000 for four nursing homes. Funding was provided to 13 operators in 12 states.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At June 30, 1997 the company had investments in 158 health care facilities in 28 states and has total assets of approximately $637 million.


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